Exhibit 99.2

JOYY Reports Third Quarter 2020 Unaudited Financial Results

Guangzhou, China, November 16, 2020 - JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media platform, today announced its unaudited financial results for the third quarter of 2020.

Third Quarter 2020 Financial Highlights1

•	Net revenues increased by 36.1% to RMB6,286.4 million (US$925.9 million) from RMB4,617.3 million in the corresponding period of 2019.
•	Net income from continuing operations attributable to controlling interest of JOYY Inc.[2] was RMB2,303.2 million (US$339.2 million), compared to RMB61.8 million in the corresponding period of 2019, primarily due to the impact of gain from partial disposal of investments in Huya.
•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.[3] increased by 64.0% to RMB809.4 million (US$119.2 million) from RMB493.4 million in the corresponding period of 2019, primarily due to the decrease in the operation loss of Bigo Inc (“Bigo”).

Third Quarter 2020 Operational Highlights

1 Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results are and will be reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounts for its investment in Huya as an equity method investment and applies the equity method accounting one quarter in arrears. Share of income or loss from the investment in Huya will be included in net income or loss from continuing operations.

2 Net income from continuing operations attributable to controlling interest of JOYY Inc., is net income from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. is a non-GAAP financial measure, which is defined as net income from continuing operations attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to reversal of RMB1,493.8 million (US$220.0 million) and RMB431.7 million in the third quarter of 2020 and 2019, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

•	Global average mobile MAUs[4] decreased by 4.0% to 390.1 million from 406.3 million in the corresponding period of 2019, mainly due to the impact of Indian government’s measures to block certain Chinese-owned apps in its local market, which included Bigo Live, Likee and Hago.
•	Average mobile MAUs of Likee increased by 3.8% to 104.0 million from 100.2 million in the corresponding period of 2019.
•	Average mobile MAUs of global live streaming services decreased by 2.3% to 92.0 million from 94.1 million in the corresponding period of 2019, among that (i) 41.3 million were from YY, which increased by 3.4% year over year; and (ii) 50.7 million were from outside of China, which decreased by 6.5% year over year, including 28.0 million from Bigo Live, which increased by 27.7% year over year, and 22.7 million from HAGO, which decreased by 29.7% year over year primarily due to the impact of Indian government’s measures to block such app in its local market.
•	Total number of paying users[5] of YY decreased by 4.7% to 4.1 million from 4.3 million in the corresponding period of 2019, mainly due to COVID-19 impacts.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Despite uncertainties from macro perspective, we remained focused on executing our dual-engine growth strategy in the third quarter of 2020. Through a combination of globalized market reach and localized operations management, we continued to achieve solid growth in our financial results. Despite the negative impact from Indian government’s measures to block certain Chinese-owned apps in its local market and other geopolitical risks, our global MAU remained relatively stable, thanks to rapid expansion of our business in other regions. During the quarter, Bigo Live maintained its robust growth trajectory and further diversified its geographic coverage, accomplishing 270% and 231% revenue growth in Europe and East Pacific regions, respectively. Likee continued to gain momentum through a measured approach of balancing its user expansion and user retention, with continuous improvement in user engagement level by introducing multiple functions of its video production tools, dynamic community and thematic functionalities, as reflected by increase in content creator engagement.”

Mr. Li continued, “We believe Baidu’s strategic acquisition of YY Live is a true win-win for both parties, as it will accelerate YY Live’s business growth and unlock more value across the domestic entertainment live streaming sector. Going forward, we will continue to expand our live streaming and short-form video content ecosystem in key overseas markets around the world, and explore new business lines, aiming to further enter into the industrial AI internet sector.”

4 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

Mr. Bing Jin, Chief Financial Officer of JOYY, further commented, “Despite the impact of geopolitical headwinds, we grew our total revenues by 36.1% year over year to RMB6,286.4 million during the third quarter of 2020 and exceeded the high end of our previous guidance. More specifically, revenues from Bigo grew by 120.8% year over year to RMB3,394.8 million, mostly driven by the uptick in its live streaming revenues. It is also the first quarter for Bigo to achieve a positive non-GAAP operating margin. As we remain in an abundant cash position after recent transaction with Baidu, we will continue to invest in business development efforts to further expand our global market reach, and cultivate new business to enhance our service offerings. We will also actively explore other ways to return value to our shareholders to maximize shareholder value.”

Third Quarter 2020 Financial Results

NET REVENUES

Net revenues increased by 36.1% to RMB6,286.4 million (US$925.9 million) in the third quarter of 2020 from RMB4,617.3 million in the corresponding period of 2019, primarily driven by continued growth in user base and expansion of global footprint in Bigo .

Live streaming revenues increased by 40.1% to RMB6,049.1 million (US$890.9 million) in the third quarter of 2020 from RMB4,317.8 million in the corresponding period of 2019, primarily attributable to the continued live streaming revenues growth in Bigo segment.

Other revenues decreased by 20.8% to RMB237.3 million (US$34.9 million) in the third quarter of 2020 from RMB299.4 million in the corresponding period of 2019, primarily due to the decrease in other revenues in YY segment.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 38.8% to RMB3,961.7 million (US$583.5 million) in the third quarter of 2020 from RMB2,854.5 million in the corresponding period of 2019. Revenue-sharing fees and content costs increased to RMB2,840.3 million (US$418.3 million) in the third quarter of 2020 from RMB1,951.0 million in the corresponding period of 2019 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to RMB236.9 million (US$34.9 million) in the third quarter of 2020 from RMB286.3 million in the corresponding period of 2019, primarily related to the termination of service and access to users in India after its measures to block certain Chinese-owned apps in late June.

Gross profit increased by 31.9% to RMB2,324.7 million (US$342.4 million) in the third quarter of 2020 from RMB1,762.7 million in the corresponding period of 2019. Gross margin was 37.0% in the third quarter of 2020, compared to 38.2% in the corresponding period of 2019. The gross margin contraction was primarily caused by the fact that Bigo segment had lower gross margin but contributed significantly greater portions of net revenues in the third quarter of 2020, compared to the corresponding period of 2019.

OPERATING INCOME

Operating expenses were RMB1,999.9 million (US$294.6 million) in the third quarter of 2020, compared to RMB1,807.9 million in the corresponding period of 2019. Among the operating expenses, sales and marketing expenses increased to RMB1,083.0 million (US$159.5 million) in the third quarter of 2020 from RMB957.3 million in the corresponding period of 2019, primarily due to the Company’s increased efforts in sales and marketing activities in overseas markets. Research and development expenses increased to RMB636.0 million (US$93.7 million) in the third quarter of 2020 from RMB538.1 million in the corresponding period of 2019, mostly due to the increasing headcount and investments in talent recruitment as part of the Company’s efforts to enhance its research and development capabilities. General and administrative expenses were RMB280.8 million (US$41.4 million) in the third quarter of 2020, compared to RMB312.5 million in the corresponding period of 2019. The decrease of general and administrative expenses was mainly attributable to a decrease in provision for loss allowances of receivables.

Operating income was RMB466.6 million (US$68.7 million) in the third quarter of 2020, compared to RMB96.4 million in the corresponding period of 2019. Operating margin was 7.4% in the third quarter of 2020, compared to 2.1% in the corresponding period of 2019, primarily due to the decrease in operation loss of Bigo segment.

Non-GAAP operating income6 increased by 77.8% to RMB825.8 million (US$121.6 million) in the third quarter of 2020 from RMB464.4 million in the corresponding period of 2019. Non-GAAP operating margin7 was 13.1% in the third quarter of 2020, compared to 10.1% in the corresponding period of 2019.

6 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY Inc. was RMB2,303.2 million (US$339.2 million) in the third quarter of 2020, compared to RMB61.8 million in the corresponding period of 2019. Net margin was 36.6% in the third quarter of 2020, compared to 1.3% in the corresponding period of 2019, mainly due to the gain from partial disposal of investments in Huya.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc. increase by 64.0% to RMB809.4 million (US$119.2 million) in the third quarter of 2020 from RMB493.4 million in the corresponding period of 2019. Non-GAAP net margin8 increased to 12.9% in the third quarter of 2020 from 10.7% in the corresponding period of 2019.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS9 was RMB25.92 (US$3.82) in the third quarter of 2020, compared to RMB 0.56 in the corresponding period of 2019.

Non-GAAP diluted net income from continuing operations per ADS10 increased by 58.8% to RMB8.89 (US$1.31) in the third quarter of 2020 from RMB5.60 in the corresponding period of 2019.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of RMB24,469.7 million (US$3,604.0 million). For the third quarter of 2020, net cash from operating activities was RMB1,029.9 million (US$151.7 million).

SHARES OUTSTANDING

As of September 30, 2020, the Company had a total of 1,619.7 million common shares, or the equivalent of 81.0 million ADSs, outstanding.

8 Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. as a percentage of net revenues.

9 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of JOYY Inc. divided by weighted average number of diluted ADS.

10 Non-GAAP diluted net income from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Quarterly Dividend

On August 11, 2020, the Company's board of directors approved a quarterly dividend policy for the next three years commencing in the third quarter of 2020. Under the policy, quarterly dividends will be set at approximately US$25.0 million in each fiscal quarter. The board of directors has accordingly declared a dividend of US$0.31 per ADS, or US$0.0155 per common share, for the third quarter of 2020, which is expected to be paid on December 23, 2020 to shareholders of record as of the close of business on December 11, 2020. The ex-dividend date will be December 10, 2020. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu will acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The closing of the transaction is subject to certain conditions and is currently expected to occur in the first half of 2021.

Conference Call Information

The Company will hold a conference call on 9:00 PM U.S. Eastern Time on Monday, November 16, 2020 (10:00 AM Beijing/Hong Kong Time on Tuesday, November 17, 2020). Details for the conference call are as follows:

Event Title: JOYY’s Third Quarter 2020 Earnings Conference Call

Conference ID:              #8576720

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/8576720

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

The replay will be accessible through November 24, 2020 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#8576720

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns Bigo, a fast-growing global tech company headquartered in Singapore. Bigo owns several popular video based social platforms including Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; and video communication service and others. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc., non-GAAP net margin attributable to controlling interest of JOYY Inc., non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income from continuing operations is net income from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. is net income from continuing operations attributable to controlling interest of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net margin is non-GAAP net income from continuing operations attributable to controlling interest of JOYY Inc. as a percentage of net revenues. Non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. is net income from continuing operations attributable to common shareholders of JOYY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income from continuing operations attributable to controlling interests of JOYY Inc. is equal to the non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. Basic and diluted non-GAAP net income from continuing operations per ADS is non-GAAP net income from continuing operations attributable to common shareholders of JOYY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net (loss) income from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,780,345	12,466,359	1,836,096
Restricted cash and cash equivalents	3,500	3,500	515
Short-term deposits	10,027,440	8,190,367	1,206,311
Restricted short-term deposits	653,034	504,312	74,277
Short-term investments	3,402,658	3,305,128	486,793
Accounts receivable, net	675,196	1,049,931	154,638
Amounts due from related parties	1,709	2,279	336
Financing receivables, net	105,344	1,469	216
Prepayments and other current assets	569,730	617,810	90,994
Assets held for sale	10,581,013	-	-

Total current assets	28,799,969	26,141,155	3,850,176

Non-current assets
Deferred tax assets	81,819	77,429	11,404
Investments(1)	1,983,483	8,375,126	1,233,523
Property and equipment, net	2,159,674	2,511,631	369,923
Land use rights, net	1,736,544	1,700,472	250,452
Intangible assets, net	3,134,778	2,544,297	374,734
Right-of-use assets, net	172,783	143,381	21,118
Goodwill	12,947,192	12,639,182	1,861,550
Financing receivables, net	129,380	128,627	18,945
Other non-current assets	289,131	157,274	23,164
Assets held for sale	774,730	-	-

Total non-current assets	23,409,514	28,277,419	4,164,813

Total assets	52,209,483	54,418,574	8,014,989

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	120,826	108,245	15,943
Deferred revenue	548,303	579,704	85,381
Advances from customers	99,130	69,314	10,209
Income taxes payable	425,572	452,729	66,680
Accrued liabilities and other current liabilities	3,150,303	3,610,862	531,821
Amounts due to related parties	205,921	30,672	4,517
Lease liabilities due within one year	83,686	94,581	13,930
Short-term loans	557,203	1,004,125	147,892
Liabilities held for sale	2,446,677	-	-

Total current liabilities	7,637,621	5,950,232	876,373

Non-current liabilities
Convertible bonds	5,008,571	5,197,691	765,537
Lease liabilities	92,669	53,849	7,931
Deferred revenue	75,628	68,238	10,050
Deferred tax liabilities	264,639	302,708	44,584
Other non-current liabilities	11,495	-	-
Liabilities held for sale	235,023	-	-

Total non-current liabilities	5,688,025	5,622,486	828,102

Total liabilities	13,325,646	11,572,718	1,704,475

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Mezzanine equity	466,071	484,638	71,379

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,301,845,404 shares issued and 1,293,162,504 shares outstanding as of December 31, 2019; 1,312,572,924 shares issued and 1,293,160,576 shares outstanding as of September 30, 2020, respectively)	80	80	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	24	24	4
Treasury Shares (US$0.00001 par value; 8,682,900 and 19,412,348 shares held as of December 31, 2019 and September 30, 2020, respectively)	(168,072)	(320,858)	(47,257)
Additional paid-in capital	21,921,562	22,601,191	3,328,796
Statutory reserves	149,961	85,282	12,561
Retained earnings	10,272,122	19,834,864	2,921,360
Accumulated other comprehensive income	890,209	150,707	22,197

Total JOYY Inc.’s shareholders’ equity	33,065,886	42,351,290	6,237,673

Non-controlling interests	5,351,880	9,928	1,462

Total shareholders’ equity(2)	38,417,766	42,361,218	6,239,135

Total liabilities, mezzanine equity andshareholders’ equity	52,209,483	54,418,574	8,014,989

(1)	Increase in the amounts of investments was mainly attributable to the Group's investment in Huya. On April 3rd, 2020, Huya ceased to be a subsidiary of the Company and the Company recognized its investment in Huya as an equity method investment.

(2)	On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to shareholders’ equity, amounting to RMB12.1 million, was recognized as of January 1, 2020.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming(1)	4,317,840	5,607,748	6,049,090	890,935	11,251,654	16,138,599	2,376,959
Others	299,425	232,344	237,285	34,948	799,503	725,365	106,835

Total net revenues	4,617,265	5,840,092	6,286,375	925,883	12,051,157	16,863,964	2,483,794

Cost of revenues(2)	(2,854,546)	(3,769,095)	(3,961,719)	(583,498)	(7,155,814)	(10,739,492)	(1,581,756)

Gross profit	1,762,719	2,070,997	2,324,656	342,385	4,895,343	6,124,472	902,038

Operating expenses(2)
Research and development expenses	(538,089)	(693,458)	(636,015)	(93,675)	(1,402,791)	(1,895,637)	(279,197)
Sales and marketing expenses	(957,261)	(909,825)	(1,083,038)	(159,514)	(2,393,235)	(2,925,127)	(430,825)
General and administrative expenses	(312,516)	(412,714)	(280,831)	(41,362)	(764,774)	(891,681)	(131,330)

Total operating expenses	(1,807,866)	(2,015,997)	(1,999,884)	(294,551)	(4,560,800)	(5,712,445)	(841,352)

Other income	141,570	40,243	141,801	20,885	211,469	202,854	29,877

Operating income	96,423	95,243	466,573	68,719	546,012	614,881	90,563

Interest expenses	(123,456)	(131,656)	(135,193)	(19,912)	(141,943)	(391,364)	(57,642)
Interest income and investment income	116,598	162,519	152,429	22,450	291,900	429,341	63,235
Foreign currency exchange gains (losses), net	15,748	3,246	(55,002)	(8,101)	30,469	(63,735)	(9,387)
(Loss) gain on disposal and deemed disposal of investments(3)	-	(13,444)	2,040,359	300,512	-	2,135,818	314,572
(Loss) gain on fair value change of investments	(11,492)	708,633	(39,792)	(5,861)	2,652,642	1,002,635	147,672
Fair value change on derivatives	(1,753)	2,174	(29,664)	(4,369)	(1,753)	(17,144)	(2,525)
Other non-operating expenses	-	(4,257)	(1,000)	(147)	-	(17,257)	(2,542)

Income before income tax expenses	92,068	822,458	2,398,710	353,291	3,377,327	3,693,175	543,946

Income tax expenses	(58,692)	(187,246)	(127,215)	(18,737)	(285,959)	(458,917)	(67,591)

Income before share of income in equity method investments, net of income taxes	33,376	635,212	2,271,495	334,554	3,091,368	3,234,258	476,355

Share of income (loss) in equity method investments, net of income taxes	21,189	(23,544)	26,550	3,910	35,337	(9,085)	(1,338)

Net income from continuing operations	54,565	611,668	2,298,045	338,464	3,126,705	3,225,173	475,017

Net income from discontinued operations(4)	123,242	6,343,255	-	-	308,503	6,514,481	959,480

Net income	177,807	6,954,923	2,298,045	338,464	3,435,208	9,739,654	1,434,497

Less: Net income (loss) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	67,879	(43,062)	(5,148)	(758)	162,770	51,811	7,631

Net income attributable to controlling interest of JOYY Inc.	109,928	6,997,985	2,303,193	339,222	3,272,438	9,687,843	1,426,866

Including:
Net income from continuing operations attributable to controlling interest of JOYY Inc.	61,757	619,426	2,303,193	339,222	3,148,022	3,242,757	477,606
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	48,171	6,378,559	-	-	124,416	6,445,086	949,260

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	9,715	9,865	9,642	1,420	28,556	29,212	4,302
Cumulative dividend on subsidiary’s Series A Preferred Shares	6,982	7,090	6,930	1,021	20,523	20,995	3,092

Net income attributable to common shareholders of JOYY Inc.	93,231	6,981,030	2,286,621	336,781	3,223,359	9,637,636	1,419,472

Including:
Net income from continuing operations attributable to common shareholders of JOYY Inc.	45,060	602,471	2,286,621	336,781	3,098,943	3,192,550	470,212
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	48,171	6,378,559	-	-	124,416	6,445,086	949,260

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income per ADS
—Basic	1.16	87.69	28.49	4.20	42.24	120.55	17.76
Continuing operations	0.56	7.57	28.49	4.20	40.61	39.93	5.88
Discontinued operations	0.60	80.12	-	-	1.63	80.62	11.88
—Diluted	1.11	85.68	25.92	3.82	41.20	108.54	15.99
Continuing operations	0.56	7.39	25.92	3.82	39.79	38.67	5.70
Discontinued operations	0.55	78.29	-	-	1.41	69.87	10.29

Weighted average number of ADS used in calculating net income per ADS
—Basic	80,033,607	79,609,517	80,262,892	80,262,892	76,310,648	79,949,342	79,949,342
—Diluted	80,973,447	81,477,788	93,076,688	93,076,688	81,040,767	92,186,612	92,186,612

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

PRC	3,138,668	2,965,737	3,110,451	458,120	8,886,950	8,895,787	1,310,208
Non-PRC	1,179,172	2,642,011	2,938,639	432,815	2,364,704	7,242,812	1,066,751

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	12,111	9,637	13,676	2,014	33,734	34,962	5,149
Research and development expenses	105,002	92,465	86,504	12,741	309,883	266,969	39,320
Sales and marketing expenses	1,175	2,024	2,744	404	4,792	6,683	984
General and administrative expenses	46,223	91,019	85,254	12,557	145,718	221,475	32,620

(3)	(Loss) gain on disposal and deemed disposal of investments mainly represented the gain from our further disposal of our equity interest in Huya in the third quarter of 2020.

(4)	Gain from the disposal and deconsolidation amounted to around RMB6.4 billion was reported as part of the net income from discontinued operations in the second quarter of 2020.

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	96,423	95,243	466,573	68,719	546,012	614,881	90,563
Share-based compensation expenses	164,511	195,145	188,178	27,716	494,127	530,089	78,073
Impairment of goodwill and investments	10,000	43,861	-	-	10,000	43,861	6,460
Amortization of intangible assets from business acquisitions	193,487	175,043	171,085	25,198	444,227	532,317	78,402

Non-GAAP operating income	464,421	509,292	825,836	121,633	1,494,366	1,721,148	253,498

Net income from continuing operations	54,565	611,668	2,298,045	338,464	3,126,705	3,225,173	475,017
Share-based compensation expenses	164,511	195,145	188,178	27,716	494,127	530,089	78,073
Impairment of goodwill and investments	10,000	43,861	-	-	10,000	43,861	6,460
Amortization of intangible assets from business acquisitions	193,487	175,043	171,085	25,198	444,227	532,317	78,402
(Loss) gain on disposal and deemed disposal of investments	-	13,444	(2,040,359)	(300,512)	-	(2,135,818)	(314,572)
(Loss) gain on fair value change of investments(1)	11,492	(708,633)	39,792	5,861	(2,652,642)	(1,002,635)	(147,672)
Reconciling items on the share of equity method investments(1)	(9,461)	8,805	25,879	3,812	(13,997)	37,117	5,467
Fair value change on derivatives	1,753	(2,174)	29,664	4,369	1,753	17,144	2,525
Interest expenses related to the convertible bonds’ amortization to face value	100,885	106,908	107,728	15,867	105,172	316,878	46,671
Income tax effects on non-GAAP adjustments	(40,166)	42,452	(15,241)	(2,245)	(89,053)	47,766	7,035

Non-GAAP net income from continuing operations	487,066	486,519	804,771	118,530	1,426,292	1,611,892	237,406

	Three Months Ended				Nine Months Ended
	September 30, 2019	June 30, 2020	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income from continuing operations attributable to common shareholders of JOYY Inc.	45,060	602,471	2,286,621	336,781	3,098,943	3,192,550	470,212
Share-based compensation expenses	164,511	195,145	188,178	27,716	494,127	530,089	78,073
Impairment of goodwill and investments	10,000	43,861	-	-	10,000	43,861	6,460
Amortization of intangible assets from business acquisitions	193,487	175,043	171,085	25,198	444,227	532,317	78,402
(Loss) gain on disposal and deemed disposal of investments	-	13,444	(2,040,359)	(300,512)	-	(2,135,818)	(314,572)
(Loss) gain on fair value change of investments	11,492	(708,633)	39,792	5,861	(2,652,642)	(1,002,635)	(147,672)
Reconciling items on the share of equity method investments	(9,461)	8,805	25,879	3,812	(13,997)	37,117	5,467
Fair value change on derivatives	1,753	(2,174)	29,664	4,369	1,753	17,144	2,525
Interest expenses related to the convertible bonds’ amortization to face value	100,885	106,908	107,728	15,867	105,172	316,878	46,671
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	16,697	16,955	16,572	2,441	49,079	50,207	7,394
Income tax effects on non-GAAP adjustments	(40,166)	42,452	(15,241)	(2,245)	(89,053)	47,766	7,035
Non-GAAP adjustments for net income (loss) attributable to the non- controlling interest shareholders	(847)	(688)	(569)	(84)	(1,666)	19	3

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	493,411	493,589	809,350	119,204	1,445,943	1,629,495	239,998

Non-GAAP net income from continuing operations per ADS
—Basic	6.17	6.20	10.08	1.49	18.95	20.38	3.00
—Diluted	5.60	5.57	8.89	1.31	18.09	18.28	2.69
Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
—Basic	80,033,607	79,609,517	80,262,892	80,262,892	76,310,648	79,949,342	79,949,342
—Diluted	91,400,547	91,904,888	93,076,688	93,076,688	81,040,767	92,186,612	92,186,612

(1)	(Loss) gain on fair value change of equity investees’ investments was reclassified to the reconciling items on the equity method investments from gain on fair value change of investments

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020
	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues
Live streaming	2,770,876	3,278,214	-	6,049,090	890,935
Others	120,661	116,624	-	237,285	34,948

Total net revenues	2,891,537	3,394,838	-	6,286,375	925,883

Cost of revenues(2)	(1,624,172)	(2,337,547)	-	(3,961,719)	(583,498)

Gross profit	1,267,365	1,057,291	-	2,324,656	342,385
Operating expenses(2)
Research and development expenses	(303,147)	(332,868)	-	(636,015)	(93,675)
Sales and marketing expenses	(230,230)	(852,808)	-	(1,083,038)	(159,514)
General and administrative expenses	(90,752)	(190,079)	-	(280,831)	(41,362)

Total operating expenses	(624,129)	(1,375,755)	-	(1,999,884)	(294,551)

Other income	135,286	6,515	-	141,801	20,885

Operating income (loss)	778,522	(311,949)	-	466,573	68,719

Other non-operating expenses	(1,000)	-	-	(1,000)	(147)
Interest expenses	(127,167)	(12,516)	4,490	(135,193)	(19,912)
Interest income and investment income	156,780	139	(4,490)	152,429	22,450
Foreign currency exchange gains (loss), net	1,014	(56,016)	-	(55,002)	(8,101)
Fair value change on derivatives	(29,664)	-	-	(29,664)	(4,369)
Gain on disposal and deemed disposal of investments	2,040,359	-	-	2,040,359	300,512
Loss on fair value change of investments	(39,792)	-	-	(39,792)	(5,861)

Income (loss) before income tax expenses	2,779,052	(380,342)	-	2,398,710	353,291

Income tax expenses	(124,579)	(2,636)	-	(127,215)	(18,737)

Income (loss) before share of loss in equity method investments, net of income taxes	2,654,473	(382,978)	-	2,271,495	334,554

Share of gain in equity method investments, net of income taxes	26,550	-	-	26,550	3,910

Net income (loss) from continuing operations	2,681,023	(382,978)	-	2,298,045	338,464

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2020
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	9,738	3,938	13,676	2,014
Research and development expenses	36,643	49,861	86,504	12,741
Sales and marketing expenses	1,772	972	2,744	404
General and administrative expenses	(7,860)	93,114	85,254	12,557

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	778,522	(311,949)	466,573	68,719
Share-based compensation expenses	40,293	147,885	188,178	27,716
Amortization of intangible assets from business acquisitions	-	171,085	171,085	25,198

Non-GAAP operating income	818,815	7,021	825,836	121,633

Net income (loss) from continuing operations	2,681,023	(382,978)	2,298,045	338,464
Share-based compensation expenses	40,293	147,885	188,178	27,716
Amortization of intangible assets from business acquisitions	-	171,085	171,085	25,198
Gain on disposal and deemed disposal of investments	(2,040,359)	-	(2,040,359)	(300,512)
Loss on fair value change of investments	39,792	-	39,792	5,861
Reconciling items on the share of equity method investments	25,879	-	25,879	3,812
Fair value change on derivatives	29,664	-	29,664	4,369
Interest expenses related to the convertible bonds’ amortization to face value	107,728	-	107,728	15,867
Income tax effects on non-GAAP adjustments	(7,248)	(7,993)	(15,241)	(2,245)

Non-GAAP net income (loss) from continuing operations	876,772	(72,001)	804,771	118,530

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020
	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,661,788	2,945,960	-	5,607,748	793,725
Others	115,618	116,726	-	232,344	32,886

Total net revenues	2,777,406	3,062,686	-	5,840,092	826,611

Cost of revenues(2)	(1,583,125)	(2,185,970)	-	(3,769,095)	(533,481)

Gross profit	1,194,281	876,716	-	2,070,997	293,130
Operating expenses(2)
Research and development expenses	(292,459)	(400,999)	-	(693,458)	(98,153)
Sales and marketing expenses	(224,955)	(684,870)	-	(909,825)	(128,777)
General and administrative expenses	(232,427)	(180,287)	-	(412,714)	(58,416)

Total operating expenses	(749,841)	(1,266,156)	-	(2,015,997)	(285,346)

Other income	31,679	8,564	-	40,243	5,696

Operating income (loss)	476,119	(380,876)	-	95,243	13,480

Other non-operating expenses	-	(4,257)	-	(4,257)	(603)
Interest expenses	(126,282)	(14,231)	8,857	(131,656)	(18,635)
Interest income and investment income	171,299	77	(8,857)	162,519	23,003
Foreign currency exchange gains, net	2,839	407	-	3,246	459
Fair value change on derivatives	2,174	-	-	2,174	308
Loss on disposal and deemed disposal of investments	(13,444)	-	-	(13,444)	(1,903)
Gain on fair value change of investments	708,633	-	-	708,633	100,300

Income (loss) before income tax expenses	1,221,338	(398,880)	-	822,458	116,409

Income tax (expenses) benefits	(203,468)	16,222	-	(187,246)	(26,503)

Income (loss) before share of loss in equity method investments, net of income taxes	1,017,870	(382,658)	-	635,212	89,906

Share of loss in equity method investments, net of income taxes	(23,544)	-	-	(23,544)	(3,332)

Net income (loss) from continuing operations	994,326	(382,658)	-	611,668	86,574

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2020
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	1,103	8,534	9,637	1,364
Research and development expenses	26,528	65,937	92,465	13,088
Sales and marketing expenses	816	1,208	2,024	286
General and administrative expenses	53,199	37,820	91,019	12,883

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2020
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	476,119	(380,876)	95,243	13,480
Share-based compensation expenses	81,646	113,499	195,145	27,621
Impairment of goodwill and investments	43,861	-	43,861	6,208
Amortization of intangible assets from business acquisitions	-	175,043	175,043	24,776

Non-GAAP operating income (loss)	601,626	(92,334)	509,292	72,085

Net income (loss) from continuing operations	994,326	(382,658)	611,668	86,574
Share-based compensation expenses	81,646	113,499	195,145	27,621
Impairment of goodwill and investments	43,861	-	43,861	6,208
Amortization of intangible assets from business acquisitions	-	175,043	175,043	24,776
Loss on disposal and deemed disposal of investments	13,444	-	13,444	1,903
Gain on fair value change of investments	(708,633)	-	(708,633)	(100,300)
Reconciling items on the share of equity method investments	8,805	-	8,805	1,246
Fair value change on derivatives	(2,174)	-	(2,174)	(308)
Interest expenses related to the convertible bonds’ amortization to face value	106,908	-	106,908	15,132
Income tax effects on non-GAAP adjustments	65,180	(22,728)	42,452	6,009

Non-GAAP net income (loss) from continuing operations	603,363	(116,844)	486,519	68,861

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY	Bigo	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,899,044	1,418,796	-	4,317,840	604,088
Others	181,006	118,419	-	299,425	41,891

Total net revenues	3,080,050	1,537,215	-	4,617,265	645,979

Cost of revenues(2)	(1,729,389)	(1,125,157)	-	(2,854,546)	(399,366)

Gross profit	1,350,661	412,058	-	1,762,719	246,613
Operating expenses(2)
Research and development expenses	(249,620)	(288,469)	-	(538,089)	(75,281)
Sales and marketing expenses	(340,619)	(616,642)	-	(957,261)	(133,926)
General and administrative expenses	(225,281)	(87,235)	-	(312,516)	(43,723)

Total operating expenses	(815,520)	(992,346)	-	(1,807,866)	(252,930)

Other income	136,535	5,035	-	141,570	19,806

Operating income (loss)	671,676	(575,253)	-	96,423	13,489

Interest expenses	(123,456)	(11,078)	11,078	(123,456)	(17,272)
Interest income and investment income	127,068	608	(11,078)	116,598	16,313
Foreign currency exchange (losses) gains, net	2,798	12,950	-	15,748	2,203
Fair value change on derivatives	(1,753)	-	-	(1,753)	(245)
Loss on fair value change of investments	(11,492)	-	-	(11,492)	(1,608)

Income (loss) before income tax expenses	664,841	(572,773)	-	92,068	12,880

Income tax (expenses) benefits	(146,835)	88,143	-	(58,692)	(8,211)

Income (loss) before share of income in equity method investments, net of income taxes	518,006	(484,630)	-	33,376	4,669

Share of income in equity method investments, net of income taxes	21,189	-	-	21,189	2,964

Net income (loss) from continuing operations	539,195	(484,630)	-	54,565	7,633

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2019
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	5,043	7,068	12,111	1,694
Research and development expenses	26,848	78,154	105,002	14,690
Sales and marketing expenses	419	756	1,175	164
General and administrative expenses	41,265	4,958	46,223	6,467

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2019
	YY	Bigo	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	671,676	(575,253)	96,423	13,489
Share-based compensation expenses	73,575	90,936	164,511	23,015
Impairment of goodwill and investments	10,000	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	193,487	193,487	27,070

Non-GAAP operating income (loss)	755,251	(290,830)	464,421	64,973

Net income (loss) from continuing operations	539,195	(484,630)	54,565	7,633
Share-based compensation expenses	73,575	90,936	164,511	23,015
Impairment of goodwill and investments	10,000	-	10,000	1,399
Amortization of intangible assets from business acquisitions	-	193,487	193,487	27,070
Gain on fair value change of investments	11,492	-	11,492	1,608
Reconciling items on the share of equity method investments	(9,461)	-	(9,461)	(1,324)
Fair value change on derivatives	1,753	-	1,753	245
Interest expenses related to the convertible bonds’ amortization to face value	100,885	-	100,885	14,114
Income tax effects on non-GAAP adjustments	(188)	(39,978)	(40,166)	(5,619)

Non-GAAP net income (loss) from continuing operations	727,251	(240,185)	487,066	68,141